Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(in thousands, except per share amounts)

	Year ended December 31,
	2006	2005	2004
Basic
Net income attributable to common shareholders	$4,309	$4,177	$5,483

Shares:
Average common shares outstanding	9,169	9,075	8,925

Basic earnings per common share	$0.47	$0.46	$0.61

Assuming full dilution
Net income attributable to common shareholders	$4,309	$4,177	$5,483

Shares:
Average common shares outstanding	9,169	9,075	8,925
Potentially dilutive common shares outstanding	437	440	351
Diluted average common shares outstanding	9,606	9,515	9,276

Diluted earnings per common share	$0.45	$0.44	$0.59

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan.